2001

Annual Report

SFB Bancorp, Inc.

SFB Bancorp, Inc.
2001 Annual Report

Table of Contents

SFB Bancorp, Inc.

To Our Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present the 2001 Annual Report to Stockholders of SFB Bancorp, Inc. For the fiscal year ended December 31, 2001, we earned $489,000, or $.89 per diluted share, as compared to $485,000, or $.84 per diluted share for the fiscal year ended December 31, 2000. Additionally, total assets increased $2.5 million, or 4.5%. Asset quality continues to remain excellent.

We continued to undertake measures during fiscal year 2001 to enhance your investment in us. Since becoming a public company in May 1997, we have repurchased 184,005 shares of our common stock, increasing our book value to $19.91 per share at December 31, 2001. We also paid you, if you were a shareholder of record, a normal cash dividend of $.10 per share in June and December. In addition, the Board of Directors declared a special one-time cash dividend of $.25 per share which was paid in December 2001.

In fiscal 2002, we will continue our strategy to grow in a sound manner, while maintaining high credit quality and a strict adherence to prudent underwriting standards. Security Federal Bank also remains committed to delivering the same friendly, personal and timely services that it has provided to customers since 1963.

On behalf of the directors and staff, we thank you for your continuous support and encourage our shareholders to also become customers of Security Federal Bank.

Sincerely,

Peter W. Hampton
President and Chief Executive Officer

Corporate Profile

SFB Bancorp, Inc. (the "Company") is a Tennessee corporation organized in March 1997 at the direction of Security Federal Bank (the "Bank") to acquire all of the capital stock that the Bank issued in its conversion from the mutual to stock form of ownership (the "Conversion"). On May 29, 1997, the Bank completed the Conversion and became a wholly owned subsidiary of the Company. The Company is a unitary savings and loan holding company, which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Company's portion of the net proceeds obtained in the Conversion.

The Bank, chartered in 1963 under the name Security Federal Savings and Loan Association, is a federally chartered stock savings bank headquartered in Elizabethton, Tennessee. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is a member of and owns capital stock in the FHLB of Cincinnati, which is one of the 12 regional banks in the FHLB System. The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by single-family residential real estate primarily in Carter County, Tennessee and the adjacent Tennessee counties of Johnson, Unicoi, Washington and Sullivan.

Stock Market Information

The table below reflects the stock trading and dividend payment frequency of the Company for each quarter completed in the period January 1, 2000 through December 31, 2001. Since its issuance on May 29, 1997, the Company's common stock has been traded on the OTC Bulletin Board under the trading symbol "SFBK". The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

Date	High	Low	Dividend Declared
January 1, 2000 - March 31, 2000	$11.75	$10.75	$ -
April 1, 2000 - June 30, 2000	$11.88	$10.13	$ 0.10
July 1, 2000 - September 30, 2000	$12.13	$10.13	$ -
October 1, 2000 - December 31, 2000	$12.06	$11.75	$ 0.10
January 1, 2001 - March 31, 2001	$12.56	$11.75	$ -
April 1, 2001 - June 30, 2001	$12.50	$12.13	$ 0.10
July 1, 2001 - September 30, 2001	$13.25	$12.35	$ -
October 1, 2001 - December 31, 2001	$12.70	$12.40	$ 0.35

The number of shareholders of record as of March 29, 2002, was approximately 150. This does not reflect the number of persons or entities who held stock in "street" name through various brokerage firms. At March 29, 2002, there were 582,995 shares outstanding.

The Company's ability to pay dividends to stockholders is subject to the requirements of Tennessee law, which generally limits the payment of dividends to amounts that will not affect the ability of the Company to pay its debts as they become due in the normal course of business. Further, the Company's ability to pay dividends is also dependent upon the dividends it receives from the Bank. Generally, the Bank may not declare or pay a cash dividend if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory capital requirements imposed by the OTS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risk associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions.

The following discussion and analysis is intended to assist in understanding the financial condition and the results of operations of the Company. References to the "Company" include SFB Bancorp, Inc. and/or the Bank as appropriate.

Asset/Liability Management

The Bank's net interest income is sensitive to changes in interest rates; as the rates paid on interest-bearing liabilities generally change faster than the rates earned on interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

The Board of Directors reviews the Bank's asset/liability policy and meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios requirements. Rates on deposits are primarily based on the Bank's need for funds and a review of rates offered by other financial institutions in the Bank's market area. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Bank's primary market area as well as the Bank's cost of funds. The Bank's principal strategy is to manage the interest rate sensitivity of interest-earning assets and to attempt to match the maturities of interest-earning assets with interest-bearing liabilities, while allowing for a mismatch in an effort to increase net interest income.

Because of the lack of customer demand for adjustable rate loans in the Bank's market area, the Bank primarily originates fixed-rate real estate loans, which approximated 77% of the loan portfolio at December 31, 2001. To manage the interest rate risk of this type of loan portfolio, the Bank generally limits maturities of fixed-rate loans to no more than 15 years and maintains a portfolio of liquid assets. Maintaining liquid assets tends to reduce potential net income because liquid assets usually provide a lower yield than less liquid assets. At December 31, 2001, the estimated average weighted term to maturity of the Bank's mortgage loan portfolio was slightly more than 10 years and the estimated average weighted term of the Bank's deposits was slightly over 6 months.

Net Portfolio Value

The Bank computes amounts by which the net present value of cash flow from assets, liabilities and off balance sheet items ("net portfolio value" or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on the Bank's NPV from an instantaneous and permanent 1% to 3% (100 to 300 basis points) increases and decreases in market interest rates. Based upon OTS assumptions, the following table presents the Bank's NPV at December 31, 2001.

Changes in Rates	NPV Ratio % (1)	Change (2)
+300 bp	14.78	-466 bp
+200 bp	16.45	-300 bp
+100 bp	18.07	-138 bp
0 bp	19.77	0 bp
-100 bp	20.39	+ 94 bp
-200 bp	-- (3)	-- (3)
-300 bp	-- (3)	-- (3)

(1) Calculated as the estimated NPV divided by present value of total assets.
(2) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(3) When the interest rate used to compute a rate shock NPV ratio(s) (e.g., the 3-month Treasury bill) is below the applicable rate category the NPV ratio at the applicable scenario is omitted. The NPV ratios percentage is not informational.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features, which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Average Balance Sheet

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Dividing income or expense by the average balance of assets or liabilities, respectively, derives such yields and costs for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	For the Years Ended December 31, 2000			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)					
Interest-earning assets:						
Loans receivable (1)	$45,519	$3,688	8.10%	$46,343	$3,812	8.23%
Investment securities	3,002	160	5.33	1,215	65	5.35
Interest-earning deposits	536	29	5.41	4,964	141	2.84
Federal Home Loan Bank stock	503	37	7.36	541	36	6.65
Mortgage-backed securities	1,833	110	6.00	1,744	93	5.33
Total interest-earning assets	51,393	4,024	7.83	54,807	4,147	7.57
Non-interest-earning assets	2,012			2,028		
Total assets	$53,405			$56,835		
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 9,311	229	2.46	$ 10,103	206	2.04
Certificates of deposit	31,609	1,805	5.71	34,416	1,954	5.68
Short-term borrowings	433	29	6.70	-	-	-
Total interest-bearing liabilities	41,353	2,063	4.99	44,519	2,160	4.85
Non-interest-bearing liabilities	1,069			1,084		
Total liabilities	42,422			45,603		
Total stockholders' equity	10,983			11,232		
Total liabilities and stockholders' equity	$ 53,405			$ 56,835		
Net interest income		$1,961			$1,987	
Interest rate spread (2)			2.84%			2.72%
Net yield on interest-earning assets (3)			3.82%			3.62%
Ratio of average interest-earning assets to average interest-bearing liabilities			124.28%			123.11%

(1) Average balances include non-accrual loans.
(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

	Year Ended December 31,							
	2000 vs. 1999				2001 vs. 2000			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
	(Dollars in Thousands)							
Interest income:								
Loans receivable	$ 318	$ 22	$ -	$ 340	$ 67	$ 56	$ 1	$ 124
Mortgage-backed securities	(48)	15	(4)	(37)	(5)	(12)	-	(17)
Investment securities	(18)	2	-	(16)	(95)	-	(1)	(96)
Other interest-earning assets	(89)	35	(22)	(76)	284	(32)	(140)	112
Total interest income	$ 163	$ 74	$ (26)	$ 211	$ 251	$ 12	$ (140)	$ 123
Interest expense:								
Savings accounts	$ 20	$ 195	$ 1	$ 216	$ 179	$ (49)	$ (4)	$ 126
Other liabilities	29	-	-	29	29	(29)	(29)	(29)
Total interest expense	$ 49	$ 195	$ 1	$ 245	$ 208	$ (78)	$ (33)	$ 97
Net change in net-interest income	$ 114	$ (121)	$ (27)	$ (34)	$ 43	$ 90	$ (107)	$ 26

Comparison of Financial Condition

The Company's total consolidated assets increased by approximately $2.5 million, or 4.5%, from $55.0 million at December 31, 2000, to $57.5 million at December 31, 2001. The increase in assets for 2001 was primarily due to new deposit funds of approximately $3.1 million and retained profits of $300,000, offset by repayment of Federal Home Loan Advances of $1.0 million.

Investment securities decreased approximately $984,000 to $1.5 million at December 31, 2001. Mortgage backed securities increased approximately $1.3 million to $2.9 million at December 31, 2001.

Stockholders' equity increased $388,000 to approximately $11.6 million at December 31, 2001, from $11.2 million at December 31, 2000. The increase was attributable to comprehensive income of approximately $526,000 and the amortization of $179,000 of unearned compensation, offset by the repurchase of approximately $70,000 of the Company's outstanding capital stock and payment of cash dividends in the amount of $247,000.

Comparison of the Results of Operations for the Years Ended December 31, 2000 and 2001

Net Income. Net income increased $4,000, from $485,000 in 2000, to $489,000 in 2001. Dilutive income per share increased $.05, from $.84 for the year ended December 31, 2000, to $.89 for the year ended December 31, 2001.

Net Interest Income. Net interest income is the most significant component of the Company's income from operations. Net interest income is the difference between interest received on interest-earning assets (primarily loans and investment securities) and interest paid on interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume and rate earned on interest-earning assets and the volume and interest rate paid on interest-bearing liabilities.

The $26,000 increase in net interest income for 2001, as compared to 2000, primarily reflects an increase in average interest-earning assets over average interest-bearing liabilities of approximately $248,000, offset by a 12 basis point decrease in the interest rate spread. The interest rate spread for 2001 decreased to 2.72%. The net interest margin decreased 20 basis points to 3.62% for 2001, from 3.82% for 2000.

Interest Income. Interest income increased $123,000, or 3.1%, from approximately $4.0 million for 2000, to approximately $4.1 million for 2001. The overall increase in interest income was primarily the result of an increase in average interest-earning assets of approximately $3.4 million for 2001, as compared to 2000, offset by a decrease in the average yield on interest-earning assets of 26 basis points, from 7.83% for 2000, to 7.57% for 2001.

Interest on loans increased $124,000 for 2001, as compared to 2000. The increase primarily reflects an approximate $824,000 increase in average loans outstanding, combined with an increase in the average yield on average loans outstanding of 13 basis points, from 8.10% for 2000, to 8.23% for 2001. Loans receivable are the largest interest-earning asset held in the Company's portfolio.

Interest on investment securities decreased $96,000 for 2001, as compared to 2000. The decrease in interest on investments primarily reflects a decrease of approximately $1.8 million in the average investment balance for 2001, compared to 2000. The average yield on investments increased 2 basis points to 5.35% for 2001, compared to 2000.

Interest on interest-earning deposits increased $112,000 for 2001, as compared 2000. The increase in interest on interest-earning deposits primarily reflects an increase of approximately $4.4 million in the average balance of interest-earning deposits in 2001, compared to 2000. The Company anticipates utilizing the cash and interest-earning deposit balances to fund future loan demand.

Interest on mortgage-backed securities decreased $17,000 for 2001, compared to 2000. The decrease in the interest on mortgage-backed securities was primarily the result of a decrease in the average invested balance of mortgage-backed securities of approximately $89,000 for 2001, compared to 2000, combined with a 67 basis point decrease on the average yield to 5.33% for 2001, from 6.00% for 2000.

Interest Expense. Interest expense increased approximately $97,000, from $2.1 million for the year ended December 31, 2000, to approximately $2.2 million for the year ended December 31, 2001. The increase for 2001, as compared to 2000, was primarily the result of an approximate $3.2 million increase in the average balance of interest-bearing liabilities, offset by a 14 basis point decrease in the average cost of funds. As the interest rate environment stabilized in the last half of 2001, the Company was able to gain relief from repricing customer deposits at lower cost of funds.

Provision for Loan Losses. Historically, management has emphasized loss experience over other factors in establishing the provision for loan losses. Management reviews the allowance for loan losses in relation to (i) past loan loss experience, (ii) known and inherent risks in the portfolio, (iii) adverse situations that may affect the borrower's ability to repay, (iv) the estimated value of any underlying collateral, and (v) current economic conditions. There can be no assurances, however, that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. At December 31, 2001, the allowance for loan losses was at a level deemed adequate by management to provide for losses in the portfolio.

Non-Interest Income. Non-interest income continues to be an additional source of income for the Company. Fees on new loan production and service fees on other products and services produce the income. Total non-interest income amounted to $215,000 and $197,000 for 2001 and 2000, respectively.

Non-Interest Expense. Non-interest expense increased $52,000, to approximately $1.4 million at December 31, 2001. The increase was primarily the result of increased net compensation expense of $20,000 and a combined $32,000 increase in net occupancy, data processing expenses and other expenses. The increase in compensation expense for 2001, as compared to 2000, was primarily associated with normal compensation increases. The increase in net occupancy expense for 2001, compared to 2000, was mainly attributable to expenses associated with the Bank's additional branch office in Mountain City, Tennessee. The increase in data processing expense for 2001, compared to 2000, was mainly attributable to expenses associated with increased transaction volumes, data communications expenses, and inflationary increases in the costs associated with data processing. The increase in other expenses for 2001, compared to 2000, was mainly attributable to higher general operating expenses and those expenses associated with being a public company.

Income Taxes. Income tax expense decreased $12,000, or 3.8%, to $303,000 for the year ended December 31, 2001, from $315,000 for the year ended December 31, 2000. The effective tax rate for 2001 and 2000 was approximately 38.3% and 39.4%, respectively.

Liquidity and Capital Resources

The primary sources of funds are deposits, repayments of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, funds provided from operations and advances from the FHLB of Cincinnati. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its sources of funds to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Net cash provided by operating activities for the year ended December 31, 2001 totaled $810,000, as compared to $756,000 for the year ended December 31, 2000. The increase in net cash provided by operating activities for 2001, as compared to 2000, was primarily the result of efficient bank operations.

Net cash provided by investing activities for the year ended December 31, 2001 totaled approximately $2.1 million, an increase of approximately $4.1 million in 2001, as compared to 2000. The increase was primarily attributable to net loan repayments and maturities of securities, offset by purchases of investments securities available for sale.

Net cash provided by financing activities for 2001 totaled approximately $1.8 million. This was primarily the result of an increase in deposits in 2001 of $3.1 million, offset by approximately $1.0 million repayment of FHLB advances and $247,000 in cash dividends paid.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the savings and loan industry and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Bank's commitments to make loans and management's assessment of the Bank's ability to generate funds.

At December 31, 2001, management had no knowledge of any trends, events or uncertainties that will have or are reasonably likely to have material effects on the liquidity, capital resources or operations of the Company. Further at December 31, 2001, management was not aware of any current recommendations by the regulatory authorities that, if implemented, would have such an effect.

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors
SFB Bancorp, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of SFB Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Asheville, North Carolina
January 24, 2002

Crisp Hughes Evans LLP

500 Ridgefield Court
PO Box 3049
Asheville, NC 28802
828.254.2254
828.254.6859 fax
www.che-llp.com

SFB BANCORP, INC.
AND SUBSIDIARY

Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2000	December 31, 2001
Assets		
Cash on hand	$ 581	$ 579
Interest earning deposits	1,540	6,207
Cash and cash equivalents	2,121	6,786
Investment securities:		
Held to maturity (market value of $841 in 2000 and $672 in 2001)	870	718
Available for sale	1,621	789
Loans receivable, net	46,814	44,384
Mortgage-backed securities:		
Available for sale	1,659	2,932
Premises and equipment, net	957	898
Federal Home Loan Bank stock, at cost	524	560
Accrued interest receivable	355	262
Other assets	47	128
Total assets	$ 54,968	$ 57,457
Liabilities and Stockholders' Equity		
Deposits:		
Non-interest-bearing	$ 820	$ 1,388
Interest-bearing	41,432	43,962
Total deposits	42,252	45,350
Federal Home Loan Bank advances	1,000	-
Advance payments by borrowers for taxes and insurance	222	198
Accrued expenses and other liabilities	128	99
Income taxes:		
Current	18	53
Deferred	129	150
Total liabilities	43,749	45,850
Stockholders' equity:		
Common stock ($.10 par value, 4,000,000 shares authorized; 767,000 shares issued; 588,595 and 582,995 outstanding at December 31, 2000 and 2001, respectively)	77	58
Paid-in capital	7,392	5,112
Retained income, substantially restricted	6,539	6,781
Treasury stock at cost (178,405 shares at December 31, 2000)	(2,245)	-
Accumulated other comprehensive income	(57)	(20)
Unearned compensation:		
Employee stock ownership plan	(348)	(278)
Restricted stock plan	(139)	(46)
Total stockholders' equity	11,219	11,607
Total liabilities and stockholders' equity	$ 54,968	$ 57,457

The accompanying notes are an integral part of these consolidated financial statements.

SFB BANCORP, INC.
AND SUBSIDIARY

Consolidated Statements of Income
(in thousands, except per share data)

	Years Ended December 31, 2000	2001
Interest income:		
Loans	$ 3,688	$ 3,812
Mortgage-backed securities	110	93
Investments	197	101
Interest earning deposits	29	141
Total interest income	4,024	4,147
Interest expense:		
Deposits	2,034	2,159
Federal Home Loan Bank advances	29	1
Total interest expense	2,063	2,160
Net interest income	1,961	1,987
Provision for loan losses	36	36
Net interest income after provision for loan losses	1,925	1,951
Non-interest income:		
Loan fees and service charges	181	208
Other	16	7
Total non-interest income	197	215
Non-interest expenses:		
Compensation	668	683
Employee benefits	126	131
Net occupancy expense	124	135
Deposit insurance premiums	8	8
Data processing	124	129
Other	272	288
Total non-interest expenses	1,322	1,374
Income before income taxes	800	792
Income tax expense	315	303
Net income	$ 485	$ 489
Earnings per share:		
Basic	$ .84	$ .89
Diluted	.84	.89

The accompanying notes are an integral part of these consolidated financial statements.

SFB BANCORP, INC.
AND SUBSIDIARY

Consolidated Statements of Comprehensive Income
(in thousands)

	Years Ended December 31,	
	2000	2001
Net income	$ 485	$ 489
Other comprehensive income:		
Net unrealized gains (losses) on securities available for sale, net of tax benefit of $(8) and $24, respectively	(12)	37
Comprehensive income	$ 473	$ 526

The accompanying notes are an integral part of these consolidated financial statements.

SFB BANCORP, INC.
AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity
(in thousands, except share data)

	Common Stock	Paid-In Capital	Retained Income	Treasury Stock	Accumulated Other Comprehensive Income	Unearned Compensation for ESOP	Unearned Compensation for RSP	Total
Balance at December 31, 1999	77	$ 7,382	$ 6,165	$ (1,208)	$ (45)	$ (419)	$ (236)	$ 11,716
Net income	-	-	485	-	-	-	-	485
Other comprehensive income	-	-	-	-	(12)	-	-	(12)
Cash dividends declared ($.20 share)	-	-	(111)	-	-	-	-	(111)
Treasury stock purchased (90,822 shares)	-	-	-	(1,037)	-	-	-	(1,037)
Compensation earned	-	10	-	-	-	71	97	178
Balance at December 31, 2000	77	7,392	6,539	(2,245)	(57)	(348)	(139)	11,219
Net income	-	-	489	-	-	-	-	489
Other comprehensive income	-	-	-	-	37	-	-	37
Cash dividends declared ($.45 share)	-	-	(247)	-	-	-	-	(247)
Treasury stock purchased (5,600 shares)	-	-	-	(70)	-	-	-	(70)
Retirement of treasury stock	(19)	(2,296)	-	2,315	-	-	-	-
Compensation earned	-	16	-	-	-	70	93	179
Balance at December 31, 2001	$ 58	$ 5,112	$ 6,781	$ -	$ (20)	$ (278)	$ (46)	$ 11,607

The accompanying notes are an integral part of these consolidated financial statements.

SFB BANCORP, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31, 2000	2001
Operating activities:		
Net income	$ 485	$ 489
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	100	106
Provision for loan losses	36	36
Loss on disposal of real estate owned	21	-
Deferred income taxes (benefit)	36	(4)
Net decrease in deferred loan fees	(23)	(17)
Accretion of discounts on investment securities, net	(24)	(26)
Amortization of premiums on mortgage-backed securities	8	5
Amortization of unearned compensation	178	179
FHLB stock dividends	(37)	(36)
Net changes in:		
Other assets	62	(20)
Accrued interest receivable	(75)	93
Accrued expenses and other liabilities	(29)	(30)
Income taxes--current	18	35
Net cash provided by operating activities	756	810
Investing activities:		
Maturities of investment securities held to maturity	171	177
Maturities of investment securities available for sale	500	2,325
Principal payments on mortgage-backed securities available for sale	466	326
Purchase of investment securities available for sale	-	(3,034)
Proceeds from disposal of real estate owned	76	-
Purchase of other assets		(10)
Net (increase) decrease in loans	(3,135)	2,411
Purchase of premises and equipment	(46)	(97)
Net cash provided (used) by investing activities	(1,968)	2,098

(continued)

SFB BANCORP, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued
(in thousands)

	Years Ended December 31, 2000	2001
Financing activities:		
Net increase in deposits	$ 1,817	$ 3,098
Increase (decrease) in advance payments by borrowers for taxes and insurance	2	(24)
Proceeds from FHLB advances	3,400	-
Repayments of FHLB advances	(2,900)	(1,000)
Treasury stock purchased	(1,037)	(70)
Dividends paid	(111)	(247)
Net cash provided by financing activities	1,171	1,757
Increase (decrease) in cash and cash equivalents	(41)	4,665
Cash and cash equivalents at beginning of year	2,162	2,121
Cash and cash equivalents at end of year	$ 2,121	$ 6,786
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 2,078	$ 2,176
Income taxes	197	273
Non-cash transactions:		
Loans to facilitate sale of real estate	$ 152	$ -
Foreclosed loans transferred to real estate	249	-
Change in unrealized gains (losses) on securities and mortgage-backed securities available for sale, net of income taxes	$ (12)	$ 37

The accompanying notes are an integral part of these consolidated financial statements.

SFB BANCORP, INC.
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2000 and 2001
(Tabular amounts in thousands)

1. Summary of Significant Accounting Policies

The accounting and reporting policies of SFB Bancorp, Inc. (the "Bancorp") and its subsidiary, Security Federal Bank (the "Bank"), conform, in all material respects, to U.S generally accepted accounting principles and to general practices within the banking industry. The following summarize the more significant of these policies and practices.

Nature of Operations - Bancorp's only line of business is investing in its bank subsidiary. The Bank's principal line of business is originating single-family mortgage, consumer, and commercial loans, and accepting deposits from the general public from its offices in northeastern Tennessee.

Estimates - The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation - The consolidated financial statements include the accounts of the Bancorp, the Bank, and the Bank's wholly owned subsidiary, SFS, Inc. (SFS), herein collectively referred to as the Company. The impact of SFS on the consolidated financial statements is insignificant. SFS has no operating activity other than to own stock in a third-party service bureau. Intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents - As presented in the consolidated statements of cash flows, cash and cash equivalents include cash on hand and interest-earning deposits in other banks.

Loans Receivable - Loans receivable are carried at their unpaid principal balance less, where applicable, net deferred loan fees and allowances for losses. Additions to the allowances for losses are based on management's evaluation of the loan portfolio under current economic conditions and such other factors which, in management's judgment, deserve recognition in estimating losses. Interest accrual is discontinued when a loan becomes 90 days delinquent unless, in management's opinion, the loan is well secured and in process of collection. Interest income on impaired loans is recognized on a cash basis.

Loan Fees - Loan fees result from the origination of loans. Such fees and certain direct incremental costs related to origination of such loans are deferred ("net deferred loan fees") and reflected as a reduction of the carrying value of loans. The net deferred loan fees (or costs) are amortized using the interest method. Unamortized net deferred loan fees on loans sold prior to maturity are credited to income at the time of sale.

Investment Securities and Mortgage-Backed Securities - Investment securities held to maturity are stated at amortized cost since the Company has both the ability and positive intent to hold such securities to maturity. Premiums and discounts on the investment securities are amortized or accreted into income over the contractual terms of the securities using a level yield interest method. Gains and losses on the sale of these securities are calculated based on the specific identification method.

Investment securities and mortgage-backed securities available for sale are carried at fair value. The Company has identified their holdings in certain debt securities and all mortgage-backed securities as available for sale. The unrealized holding gains or losses on securities available for sale are reported, net of related income tax effects, as accumulated other comprehensive income. Changes in unrealized holding gains or losses are included as a component of other comprehensive income until realized. Gains or losses on sales of securities available for sale are based on the specific identification method.

Real Estate - Real estate properties acquired through loan foreclosure are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less estimated costs to sell (net realizable value). Real estate property held for investment is carried at the lower of cost, including cost of property improvements incurred subsequent to acquisition less depreciation, or net realizable value. Costs relating to development and improvement of properties are capitalized, whereas costs relating to the holding of property are expensed. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from real estate.

Premises and Equipment - Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the assets ranging from 5 to 40 years. The cost of maintenance and repairs is charged to expense as incurred while expenditures which materially increase property lives are capitalized.

Federal Home Loan Bank Stock - Investment in stock of a Federal Home Loan Bank is required by law of every federally insured savings and loan or savings bank. The investment is carried at cost. No ready market exists for the stock, and it has no quoted market value.

Income Taxes - The Bank and its subsidiary follow the practice of filing consolidated income tax returns. Income taxes are allocated to the Bank and subsidiary as though separate returns are being filed. Bancorp files a separate federal income tax return.

The Company utilizes the liability method of computing income taxes. Under the liability method, deferred tax liabilities and assets are established for future tax return effects of temporary differences between the stated value of assets and liabilities for financial reporting purposes and their tax bases. The focus is on accruing the appropriate balance sheet deferred tax amount, with the statement of income effect being the result of changes in balance sheet amounts from period to period. Current income tax expense is provided based upon the actual tax liability incurred for tax return purposes.

Stock Compensation Plans - Statement of Financial Accounting Standards (SFAS) No. 123, "*Accounting for Stock-Based Compensation*," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. The pro forma disclosures include the effects of all awards granted on or after January 1, 1995. (See Note 12.)

Earnings Per Share - Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Unallocated ESOP shares are not considered as outstanding for purposes of this calculation. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the corporation relate solely to outstanding stock options, and are determined using the treasury stock method. Diluted earnings per share includes the effect of dilution for stock options.

For the years ended December 31, 2000 and 2001, net income available to the common stockholders in both the basic and diluted computations was equal to net income. For purposes of the diluted earnings per share calculation, there was no dilutive effect for the stock options for the years ended December 31, 2000 and 2001.

Earnings per common share have been computed based on the following:

	Years Ended December 31, 2000	2001
Net income applicable to common stock	$ 485	$ 489
Average number of common shares outstanding	575	552
Effect of dilutive options	-	-
Average number of common shares outstanding used to calculate diluted earnings per common share	575	552

Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Pronouncements - On July 20, 2001 the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*. SFAS Nos. 141 and 142 will change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. The impact of these statements is not expected to have a material impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations* and in July 2001, the FASB issued SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

SFAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of liability initially measured at fair value. SFAS 143 will be effective for financial statements beginning after June 15, 2002, though early adoption is encouraged. The application of this statement is not expected to have a material impact on the Company's financial statements.

SFAS 144 supersedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* SFAS 144 applies to all long-lived assets including discontinued operations, and amends Accounting Principle Board Opinion No. 30, *Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book or fair value less cost to sell. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are generally expected to be applied prospectively. The application of this statement is not expected to have a material impact the Company's financial statements.

2. **Investment Securities**

The amortized cost and estimated fair values of investment securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities to be held to maturity:				
December 31, 2000:				
U.S. government security	$ 487	$ -	$ 29	$ 458
Municipal securities	383	-	-	383
	$ 870	$ -	$ 29	$ 841
December 31, 2001:				
U.S. government security	$ 513	$ -	$ 46	$ 467
Municipal securities	205	-	-	205
	$ 718	$ -	$ 46	$ 672
Securities available for sale:				
December 31, 2000:				
U.S. government and agency securities	$ 1,625	$ -	$ 4	$ 1,621
December 31, 2001:				
U.S. government and agency securities	597	-	-	597
Other	192	-	-	192
	$ 789	$ -	$ -	$ 789

The amortized cost and estimated market values of debt securities by contractual maturity are as follows:

	Amortized Cost		Estimated Fair Value	
	2000	2001	2000	2001
Securities to be held to maturity:				
Due in one year	$ 31	$ -	$ 31	$ -
Due after one year through five years	352	205	352	205
Due after ten years	487	513	458	467
	$ 870	$ 718	$ 841	$ 672
Securities available for sale:				
Due in one year	$ 1,125	$ -	$ 1,123	$ -
Due after one year through five years	500	597	498	597
	$ 1,625	$ 597	$ 1,621	$ 597

The Bank had investment securities with an amortized cost of approximately $1,112,000 and $513,000 pledged against deposits at December 31, 2000 and 2001, respectively.

The Bank had no sales of investment securities to be held to maturity or available for sale for the years ended December 31, 2000 and 2001.

3. Loans Receivable

Loans receivable are summarized as follows:

	December 31,	
	2000	2001
Real estate first mortgage loans:		
One-to-four-family	$ 30,174	$ 28,678
Construction	1,784	995
Commercial real estate	1,707	2,286
Multi-family residential	3,217	3,679
Land	4,363	3,378
Total real estate loans	41,245	39,016
Consumer and commercial loans:		
Commercial business	2,009	2,630
Auto loans	3,488	2,715
Share loans	217	289
Other	747	543
Total consumer and commercial loans	6,461	6,177
Total loans	47,706	45,193

(continued)

	December 31, 2000	December 31, 2001
Less:		
Undisbursed portion of loans in process	$ 515	$ 423
Net deferred loan fees	30	13
Allowance for loan losses	347	373
	892	809
	$ 46,814	$ 44,384

The Bank's primary lending area for the origination of mortgage loans includes Carter County and adjoining counties. The Bank limits uninsured loans to 85% of the appraised value of the property securing the loan. Generally, the Bank allows loans covered by private mortgage insurance up to 97% of the appraised value of the property securing the loan.

The general policy is to limit loans on commercial real estate to 80% of the lesser of appraised value or construction cost of the property securing the loan.

The Bank's policy requires that consumer and other installment loans be supported primarily by the borrower's ability to repay the loan and secondarily by the value of the collateral securing the loan, if any.

Management of the Bank believes that its allowances for losses on its loan portfolio are adequate. However, the estimates used by management in determining the adequacy of such allowances are susceptible to significant changes due primarily to changes in economic and market conditions. In addition, various regulatory agencies periodically review the Bank's allowance for losses as an integral part of their examination processes. Such agencies may require the Bank to recognize additions to the allowances based on their judgments of information available to them at the time of their examinations.

The changes in the allowance for loan losses are summarized as follows:

	Years Ended December 31, 2000	Years Ended December 31, 2001
Beginning balance	$ 352	$ 347
Provision charged to income	36	36
Charge-offs, net of recoveries	(41)	(10)
Ending balance	$ 347	$ 373

4. Mortgage-Backed Securities

Mortgage-backed securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities available for sale:				
December 31, 2000:				
GNMA	$ 348	$ 1	$ 6	$ 343
FHLMC	35	-	-	35
FHLMC REMIC's	28	-	-	28
FNMA	370	-	12	358
FNMA REMIC's	969	-	74	895
	$ 1,750	$ 1	$ 92	$ 1,659
Securities available for sale:				
December 31, 2001:				
GNMA	$ 249	$ 1	$ 2	$ 248
FHLMC	27	-	-	27
FHLMC REMIC's	988	-	18	970
FNMA	302	1	7	296
FNMA REMIC's	1,400	-	9	1,391
	$ 2,966	$ 2	$ 36	$ 2,932

Although mortgage-backed securities are initially issued with a stated maturity date, the underlying mortgage collateral may be prepaid by the mortgagee and, therefore, such securities may not reach their maturity date.

The Bank had mortgage-backed securities with an amortized cost of approximately $56,000 and $219,000 pledged against deposits and available FHLB advances at December 31, 2000 and 2001, respectively.

There were no sales of mortgage-backed securities for the years ended December 31, 2000 and 2001.

5. Premises and Equipment

Premises and equipment are summarized as follows:

	December 31,	
	2000	2001
Land and improvements	$ 237	$ 237
Buildings	1,239	1,246
Vehicles	38	38
Furniture, fixtures and equipment	570	573
	2,084	2,094
Less accumulated depreciation	1,127	1,196
	$ 957	$ 898

6. Deposits

The Bank had deposit accounts in amounts of $100,000 or more of approximately $11.4 million and $13.3 million at December 31, 2000 and 2001, respectively. Contractual maturities of time deposits are summarized as follows:

	December 31,	
	2000	2001
12 months or less	$ 26,605	$ 29,418
After 1 but within 3 years	5,781	4,217
After 3 years	373	489
	$ 32,759	$ 34,124

7. Federal Home Loan Bank Advances

The Bank had $1,000,000 in advances from the Federal Home Loan Bank (FHLB) outstanding at December 31, 2000.

The Bank pledges as collateral for these borrowings its FHLB stock, certain mortgage-backed securities, and its entire loan portfolio of qualifying mortgages (as defined) under a blanket collateral agreement with the FHLB.

The Bank has total credit availability with the FHLB of up to $11.2 million.

8. Income Taxes

Income tax expense is summarized as follows:

	Years Ended December 31,					
	2000			2001		
	Federal	State	Total	Federal	State	Total
Current	$ 249	$ 30	$ 279	$ 276	$ 31	$ 307
Deferred	14	22	36	(20)	16	(4)
Total	$ 263	$ 52	$ 315	$ 256	$ 47	$ 303

The differences between actual income tax expense and the amount computed by applying the federal statutory income tax rate of 34% to income before income taxes are reconciled as follows:

	Years Ended December 31,	
	2000	2001
Computed income tax expense	$ 272	$ 269
Increase (decrease) resulting from:		
State income tax, net of federal tax benefit	34	31
Non-taxable income	(7)	(5)
Non-deductible expenses	16	15
Other	-	(7)
Actual income tax expense	$ 315	$ 303

The components of net deferred tax liabilities are as follows:

	December 31,	
	2000	2001
Deferred tax liabilities:		
Loan losses	$ 20	$ -
Excess tax depreciation	26	24
FHLB stock dividends	81	94
Deferred cost	76	76
Purchased discounts on mortgage-backed securities	1	1
	204	195

(continued)

	December 31,	
	2000	2001
Deferred tax liabilities:		
Deferred tax assets:		
Loan losses	$ -	$ 4
Accrued expenses	27	27
Unrealized losses on securities available for sale	38	14
Other	10	-
	75	45
Net deferred tax liability	$ 129	$ 150

The Bank's annual addition to its reserve for bad debts allowed under the Internal Revenue Code may differ significantly from the bad debt experience used for financial statement purposes. Such bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Since the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided on the amount of bad debt reserves for tax purposes that arose in tax years beginning before December 31, 1987, in accordance with SFAS No. 109. Therefore, retained income at December 31, 2000 and 2001, includes approximately $825,000, representing such bad debt deductions for which no deferred income taxes have been provided.

9. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to average total assets (as defined), and of Tier I and total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2000 and 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the OTS categorized the Bank as *well capitalized* under the regulatory framework for prompt corrective action. To be categorized as *well capitalized* the Bank must maintain minimum (Tier I leverage, Tier I risk-based, total risk-based capital) ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. No deduction from capital for interest-rate risk was required.

The Bank's actual capital amounts (in thousands) and ratios are also presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000:						
Tier I Capital (to average assets)	$ 9,971	18.4%	$ 2,162	≥4.0%	$ 2,702	≥5.0%
Tier I Capital (to risk weighted assets)	$ 9,971	29.2%	$ 1,364	≥4.0%	$ 2,046	≥6.0%
Total Capital (to risk-weighted assets)	$ 10,318	30.3%	$ 2,727	≥8.0%	$ 3,409	≥10.0%
As of December 31, 2001:						
Tier I Capital (to average assets)	$ 10,631	18.7%	$ 2,270	≥4.0%	$ 2,837	≥5.0%
Tier I Capital (to risk weighted assets)	$ 10,631	31.9%	$ 1,334	≥4.0%	$ 2,001	≥6.0%
Total Capital (to risk-weighted assets)	$ 11,004	33.0%	$ 2,668	≥8.0%	$ 3,334	≥10.0%

10. Employee Stock Ownership Plan (ESOP)

The Bank has an Employee Stock Ownership Plan (ESOP) for all employees who have attained the age of 21 and have been credited with at least 1,000 hours of service during a 12-month period. The ESOP borrowed approximately $614,000 from Bancorp and used the funds to purchase 61,360 shares of common stock of Bancorp. The loan will be repaid principally from the Bank's discretionary contributions to the ESOP over a period of 10 years. On December 31, 2001, the loan had an outstanding balance of approximately $263,000 and bore an interest rate of 8.5%. The cost of unallocated shares is considered unearned compensation and, as such, recorded as a reduction of the Company's stockholders' equity. Benefits become fully vested at the end of seven years of service under the terms of the ESOP Plan. Benefits may be payable upon retirement, death, disability, or separation from service. Since the Bank's annual contributions are discretionary, benefits payable under the ESOP cannot be estimated.

For the years ending December 31, 2000 and 2001, compensation related to the ESOP of approximately $81,000 and $87,000, respectively, was expensed. Compensation is recognized at the average fair value of the ratably released shares during the accounting period as the employees performed services. At December 31, 2001, the ESOP had approximately 34,000 allocated shares and 27,000 unallocated shares. The fair value of unallocated ESOP shares at December 31, 2001 was approximately $345,000.

The ESOP administrators determine whether dividends on allocated and unallocated shares are used for debt service. Any allocated dividends used will be replaced with common stock of equal value. For the purpose of computing earnings per share, only ESOP shares committed to be released (allocated shares) are considered outstanding.

11. Restricted Stock Plan

The Company has a restricted stock plan ("RSP") which approved 30,680 shares of common stock for granting. The shares can be granted to certain employees, officers, and directors of the Company. The initial grants began vesting on June 1, 1998, and will be fully vested by June 1, 2002. The Company purchased 30,680 shares of common stock in the open market to fund the RSP. Compensation expense in the amount of the fair value of the common stock at the date of grant will be recognized during the periods the participants become vested. The unamortized balance of unearned compensation is reflected as a reduction of stockholders' equity. For the years ended December 31, 2000 and 2001, approximately $97,000 and $93,000, respectively, have been recognized as compensation expense.

12. Stock Option Plans

The Company maintains stock option plans. The Plans permit the grant of qualified incentive stock options and non-qualified options to certain employees and directors. The Stock Option Committee of the Board of Directors determines which individuals are eligible to receive awards. The stock option plans authorize the granting of stock options up to a maximum of 76,700 shares of common stock.

The option price for each grant of a stock option will not be less than the fair market value on the date the option is granted. The Committee may determine the restrictions and conditions under which options may be exercised. Options must be exercised within ten years of the date granted. Vesting is in accordance with the terms of each particular grant.

Activity under Bank's plans during the years ended December 31, 2000 and 2001, is summarized below:

	2000			2001		
	Shares		Weighted Average Exercise Price	Shares		Weighted Average Exercise Price
Shares under options:						
Outstanding, January 1	73,630	$	16.69	73,630	$	16.69
Granted	-		-	-		-
Exercised	-		-	-		-
Forfeited	-		-	-		-
Outstanding, December 31	73,630	$	16.69	73,630	$	16.69
Exercisable, December 31	44,178	$	16.69	58,904	$	16.69

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Options Outstanding	Weighted Average Exercise Price
$16.69	73,630	6.42 years	$ 16.69	58,904	$ 16.69

Pro forma information regarding the net income and net income per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The Company last granted stock options in 1998. The fair value for these options was estimated at that date of the grant using the Black-Scholes option-pricing model.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income (in thousands) and net income per share for the years ended December 31, 2000 and 2001, is as follows:

	2000		2001	
	As Reported	Pro forma	As Reported	Pro forma
Net income	$ 485	$ 471	$ 489	$ 475
Basic and diluted earnings per share	$ .84	$ .82	$ .89	$ .87

13. Employment and Change of Control Agreement

The Bank entered into an employment agreement with a key officer in 1996. The employment agreement provides for three-year terms. Commencing on the first anniversary date and continuing each anniversary date thereafter, the board of directors may extend the agreement for an additional year so that the remaining term shall be three years, unless written notice of termination of the agreement is given by the executive officer. The agreement provides for severance payments and other benefits in the event of involuntary termination of employment in connection with any change in control of the Bank. A severance payment will also be provided on a similar basis in connection with voluntary termination of employment where, subsequent to a change in control, the officer is assigned duties inconsistent with his position, duties, responsibilities and status immediately prior to such change in control. The severance payment will equal 2.99 times the executive officer's base amount of annual compensation as defined under the Internal Revenue Code. The payment of amounts under the agreement may be paid within 30 days of such termination, discounted at an agreed upon rate, or in equal installments over thirty-six months. The Bank has not accrued any benefits under this postemployment agreement.

14. Commitments and Contingencies

The Bank makes commitments to lend funds to customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral may include first and second mortgages; property, plant, and equipment; accounts receivable; deposit accounts; and income-producing commercial properties. The Bank does not anticipate any losses as a result of these transactions.

The following summarizes the approximate balances outstanding and amounts available in thousands for use at December 31, 2001:

	Commitment
Consumer and other lines	$ 729,000

The Bank had outstanding commitments to originate mortgage and consumer loans of approximately $1,137,000 at December 31, 2001. The commitments to originate mortgage and consumer loans at December 31, 2001, were all fixed rate loans and had interest rates ranging from 6.625% to 8.50% and terms ranging from five years to 15 years.

15. Financial Instruments

The approximate stated and estimated fair value of financial instruments are summarized below (in thousands):

	December 31,			
	2000		2001	
	Stated Amount	Estimated Fair Value	Stated Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 2,121	$ 2,121	$ 6,786	$ 6,786
Investment and mortgage-backed securities	4,150	4,121	4,439	4,393
Loans receivable, net	46,814	46,880	44,384	45,750
Federal Home Loan Bank stock	524	524	560	560
Other assets	355	355	262	262
Financial liabilities:				
Deposits:				
Demand accounts	9,493	9,493	11,226	11,226
Certificate accounts	32,759	32,722	34,124	34,600
Federal Home Loan Bank advances	1,000	1,000	-	-
Other liabilities	279	279	238	238

The Bank had off-balance sheet financial commitments at December 31, 2001, which include approximately $1,866,000 of commitments to originate and fund loans and unused consumer lines of credit and letters of credit. Since these commitments are based on current market rates, the commitment amount is considered to be a reasonable estimate of fair market value.

Statement of Financial Accounting Standards No. 107, "*Disclosures about Fair Value of Financial Instruments*" (SFAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents - The carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Investments - Fair values for investment securities are based on quoted market prices.

Loans - Fair values for loans held for investment are estimated by segregating the portfolio by type of loan and discounting scheduled cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. A prepayment assumption is used as an estimate of the portion of loans that will be repaid prior to their scheduled maturity.

Federal Home Loan Bank Stock - No ready market exists for this stock and it has no quoted market value. However, redemption of this stock has historically been at par value. Accordingly, the carrying amount is deemed to be a reasonable estimate of fair value.

Deposits - The fair values disclosed for demand deposits are, as required by SFAS 107, equal to the amounts payable on demand at the reporting date (i.e., their stated amounts). The fair value of certificates of deposit are estimated by discounting the amounts payable at the certificate rates using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances - The fair value is equal to book value due to the short-term maturity of the debt.

Other Assets and Other Liabilities - Other assets represent accrued interest receivable; other liabilities represent advances from borrowers for taxes and insurance and accrued interest payable. Since these financial instruments will typically be received or paid within three months, the carrying amounts of such instruments are deemed to be a reasonable estimate of fair value.

Fair value estimates are made at a specific point of time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale the Bank's entire holdings of a particular financial instrument. Because no active market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, current interest rates and prepayment trends, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in any of these assumptions used in calculating fair value also would affect significantly the estimates. Further, the fair value estimates were calculated as of December 31, 2000 and 2001. Changes in market interest rates and prepayment assumptions could change significantly the estimated fair value.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has significant assets and liabilities that are not considered financial assets or liabilities including deposit franchise value, loan servicing portfolio, real estate, deferred tax liabilities, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

16. Condensed Parent Company Financial Information

The following condensed financial information for SFB Bancorp, Inc. (Parent Company Only) should be read in conjunction with the consolidated financial statements and the notes thereto.

Parent Company Only
Condensed Balance Sheets
(in thousands)

	December 31, 2000	December 31, 2001
Assets:		
Cash and cash equivalents	$ 389	$ 680
Investment securities available for sale	499	-
ESOP loan receivable	339	263
Equity in net assets of bank subsidiary	9,915	10,612
Other assets	84	55
Total assets	$ 11,226	$ 11,610
Liabilities		
Accrued liabilities	$ 7	$ 3
Stockholders' equity:		
Common stockholders' equity	11,219	11,607
Total liabilities and stockholders' equity	$ 11,226	$ 11,610

Parent Company Only
Condensed Statements of Income
(in thousands)

	For the Years Ended 2000	For the Years Ended 2001
Interest income	$ 94	$ 52
Interest expense	4	-
Non-interest expense	30	39
Income before taxes	60	13
Income tax expense	23	5
Income before equity earnings	37	8
Equity earnings of bank subsidiary	448	481
Net income	$ 485	$ 489

(continued)

Parent Company Only
Condensed Statements of Cash Flows
(in thousands)

	For the Years Ended 2000	For the Years Ended 2001
Operating activities:		
Net income	$ 485	$ 489
Adjustments to reconcile net income to net		

cash provided by operating activities:		
Undistributed equity earnings of bank subsidiary	(448)	(481)
Amortization (accretion) of premiums (discounts) on securities	(6)	(1)
(Increase) decrease in other assets	(44)	29
Increase (decrease) in accrued liabilities	1	(4)
Net cash provided (used) by operating activities	(12)	32
Investing activities:		
Loan repayment from Bank subsidiary	$ 885	$ -
Principal repayment by ESOP	70	76
Maturities of investment securities	500	500
Net cash provided by investing activities	1,455	576
Financing activities:		
Purchase of treasury stock	(1,037)	(70)
Payment of cash dividends	(111)	(247)
Net cash used by financing activities	(1,148)	(317)
Net increase in cash and cash equivalents	295	291
Cash and cash equivalents at beginning of year	94	389
Cash and cash equivalents at end of year	$ 389	$ 680

CORPORATE INFORMATION

EXECUTIVE OFFICERS:

Peter W. Hampton
President/Chief Executive Officer

Peter W. Hampton, Jr.
Secretary/Treasurer

Julian T. Caudill
Vice President

Bobby K.S. Hyatt
Vice President/Finance Officer

DIRECTORS:

Donald W. Tetrick, Chairman
Retired Funeral Home Director

Peter W. Hampton, Jr.
Attorney, Hampton & Street

Peter W. Hampton
Executive Officer

John R. Crockett, Jr.
Retired Realtor

Julian T. Caudill
Retired Pharmacist

Michael L. McKinney
Contractor

Stock Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Special Legal Counsel
Malizia, Spidi & Fisch, P.C.
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

Local Counsel
Hampton & Street
630 East Elk Avenue
Elizabethton, TN 37643

Independent Auditors
Crisp Hughes Evans LLP
500 Ridgefield Court
Asheville, NC 28806

Annual Meeting

The Annual Meeting of Stockholders of SFB Bancorp, Inc. will be held at 2:00 p.m. on May 16, 2002 at the Company's corporate office at 632 East Elk Avenue, Elizabethton, TN.

Form 10-KSB

A copy of Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to the Company's stockholders upon written request to SFB Bancorp, Inc., 632 East Elk Avenue, Elizabethton, TN 37643.

Corporate Office

SFB Bancorp, Inc.
632 East Elk Avenue · Elizabethton, TN 37643

Security Federal Bank

Security Federal Bank
632 East Elk Avenue
Elizabethton, TN 37643

Security Federal Bank
510 Wallace Avenue
Elizabethton, TN 37643

The Bank of Mountain City
588 South Shady Street
Mountain City, TN 37683

(THIS PAGE INTENTIONALLY LEFT BLANK)

SFB Bancorp, Inc.

632 East Elk Avenue ◦ Elizabethton, Tennessee
Stock Listing on OTC BULLETIN BOARD - Symbol "SFBK"